July 13, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C.   20549

Attn:  Andrew D. Mew, Accounting Branch Chief

Re: NRG Energy, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

Response dated June 14, 2012

File No. 001-15891

Dear Mr. Mew:

We hereby respond to the additional comments made by the Staff in your letter dated July 2, 2012 related to the above referenced filing of NRG Energy, Inc. (“NRG” or the “Company”).  Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold and NRG’s responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

Item 8 – Financial Statements and Supplementary Data

Note 3 – Business Acquisitions and Dispositions, page 127

We note your response to prior comments 2 and 3.  Please clarify the following with respect to the Ivanpah transaction.

In your Form 10-Q for the period ended June 30, 2011 you reflect the allocation of the purchase price.  Please explain why the non-controlling interest aggregating 49.9% has been recorded at a fair value of $154 million whereas your 50.1% interest is reflected at $68 million.  It appears the non-controlling interest is calculated based on future funding commitments whereas your investment account does not consider such commitments.  Please tell us the amount of the $154 million that represents the interest acquired by Google’s subsidiary and how the fair value amounts were determined for each non-controlling interest.

Response:

As discussed hereinafter, the non-controlling interest reflects funded equity contributions from Google Inc. (“Google”) and BrightSource Energy Inc. (“BrightSource”), and does not include unfunded future commitments.

As a part of the financing arrangement with the Federal Financing Bank (“FFB”) and guaranteed by the Department of Energy (“DOE”), NRG, Google and BrightSource committed to contribute base equity into the Ivanpah project, determined on a pro-rata basis based on ownership interests, as follows ($ in thousands):

NRG	50.1%	$266,655
Google	28.1%	149,327
BrightSource	21.8%	115,790
Total		$531,772

The financing agreement required these commitments to be funded over time when amounts are incurred for the construction of the project and amounts are drawn on the FFB loan.

Through the date of acquisition, BrightSource had funded equity in the project of approximately $222 million. Of this amount, the parties agreed that BrightSource would maintain $116 million, equal to its base equity commitment, in the project as of the acquisition date and that the buyers would reimburse BrightSource for the excess of $106 million.   Accordingly, NRG and Google contributed their pro-rata share of this amount, $68 million and $38 million, respectively, which was paid into the Ivanpah project company as part of their base equity commitment and then distributed out to BrightSource.  Furthermore, NRG and Google also agreed that BrightSource would not be required to make any further equity contributions into the project until both NRG and Google completed the funding of their remaining base equity commitments.  This effectively resulted in a prepayment of equity contributions to the project by BrightSource, with the result that for a short period of time, the capital account balances do not reflect the ownership interests.  Once all base equity amounts are paid by NRG and Google, the contributed capital of all three owners will be in proportion to their respective ownership interests.

NRG’s future base equity commitments are to the Ivanpah project.  As the majority owner, NRG consolidates the project, and therefore, any related investments made by NRG to the project would be eliminated in consolidation.  Additionally, as the Company and Google fund their remaining equity commitments to the project, there is no change to BrightSource’s capital account or rights in the project.

NRG’s interest in Ivanpah as of the acquisition date is reflected at $68 million, which is equal to the fair value of the consideration distributed to BrightSource on that date. The equity contributions from the minority owners, BrightSource and Google, of $116 million and $38 million, respectively, and totaling $154 million at the acquisition date, were reflected as a non-controlling interest in the Company’s consolidated balance sheet as of the acquisition date.  These amounts were determined to reflect fair value as they represent the portion of the net assets recorded at fair value to which each noncontrolling investor would be entitled upon dissolution of the entity as of the acquisition date.  Immediately after acquisition, the capital accounts of the partners were as follows ($ in thousands):

NRG	$67,951
BrightSource	115,790
Google	38,052
Total contributed capital	$221,793

The Company notes that these amounts are consistent with disclosures provided in BrightSource’s most recent Amendment 9 to its Form S-1 filed with the Commission on March 30, 2012, in Note 5, Acquisition and Disposition, where BrightSource discloses “The value of the assets contributed by the Company was $221.0 million, which exceeded its funding obligation under the agreement of $115 million. As part of this transaction, Ivanpah HoldCo distributed $105.5 million in cash to the Company from the $116.8 million of cash contributed by the new investors to reduce the Company’s invested capital from $221 million to the required $115.0 million.”

The $116.8 million of cash contributed by new investors referenced above by BrightSource represents the $106 million received from NRG and Google, as well as approximately $10.8 million of costs associated with the financing arrangement paid directly to the DOE.

Please tell us the amount of the net assets of Ivanpah at historical cost on April 5, 2011 and show us your allocation of the purchase price relative to the historical cost.

Response:

The following represents the net assets of the Ivanpah projects on April 5, 2011 and our allocation of the consideration transferred of approximately $68 million:

	($ in 000s)
	Historical Cost	Record Acquisition Accounting	Allocation of Purchase Price

Prepaid expenses	$3,593		$3,593
Restricted cash	24,625		24,625
Fixed assets	491,626		491,626
Deposits and other assets	32,561		32,561
Total assets	$552,405		$552,405

Accrued construction costs	$(326,745)		$(326,745)
Long-term liabilities	(3,867)		(3,867)
Total liabilities	$(330,612)		$(330,612)
Contributed capital	$(221,793)	153,842	$(67,951)
Noncontrolling interest	—	(153,842)	(153,842)
Total liabilities and equity	$(552,405)		$(552,405)

The Company engaged an outside valuation specialist to assist with the acquisition accounting for Ivanpah.  The valuation of the fixed assets at historical cost was based on the premise that for an early development stage facility, the asset cost should be worth its fair value.  The costs were validated by comparison to recently published market data from independent sources, including SNL Financial, NREL and the U.S. Energy Information Administration. As the historical cost was within a reasonable range of the published market data, it was concluded that the costs were reflective of fair value as of the acquisition date.  The value of the power purchase agreements was determined to be zero, and the Company has previously provided the Staff with a copy of the related valuation.  The other assets and liabilities acquired, including prepaid expenses, restricted cash, deposits and accrued construction costs were recorded at historical cost, which approximates fair value at the acquisition date.

You state the committed funds are not part of the consideration for the acquisition because the funds are not payable to the seller.  Please tell us what amounts the seller had to commit as its pro-rata portion of the equity in order to obtain financing.  In this regard, it appears that the cash payments to the seller may have contemplated the committed funds by you and Google’s subsidiary.

Response:

The seller’s base equity commitment was $116 million, as provided in the response to the first question above.  As discussed in that response, the cash payments to the seller did not contemplate NRG’s and Google’s future base equity commitments, but rather were intended to reimburse BrightSource for the excess of its contributed equity at the acquisition date over its base equity commitment.  In addition, as discussed in that response, BrightSource’s capital account (and thus the amount to which it is entitled upon liquidation) remains unchanged until NRG and Google complete their base equity funding.  Since BrightSource does not share in any of remaining base equity contributions by NRG and Google, we do not believe these committed funds meet the definition of “consideration” pursuant to Accounting Standards Codification (“ASC”) 805-10-55-18.  These committed funds relate to assets that did not exist as of the acquisition date and will be recorded as the committed funds are utilized to fund construction costs and the assets are acquired.

Please explain to us the basis for non-symmetrical accounting in recording the transfer of control of the Ivanpah projects between BrightSource Energy and NRG.

Response:

The Company is not aware of any non-symmetrical accounting with respect to the transfer of control of the Ivanpah projects between BrightSource and NRG.  The Company has read the disclosures in BrightSource’s most recent Amendment 9 to its Form S-1 filed on March 30, 2012, and notes the following:

•                  The contributed capital amounts described above are consistent with those disclosed by BrightSource and reflect its capital contributions reduced from $221.8 million to $115.8 million.

•                  The investors, NRG and Google, funded $116.8 million on the date of the acquisition.  Of this amount, $106.0 million was paid to BrightSource, and approximately $10.8 million was paid to the DOE as financing costs for the financing arrangement.  After reflecting such contributed amounts of $221.8 million plus the financing fees of $10.8 million, the investors are committed to fund an additional $299.2 million, which is consistent with disclosures made by BrightSource.

•                  We note that BrightSource disclosed its remaining equity interest as 14%, which reflects its future economic interest in the project which we believe is based on the rate of future income allocation and cash distributions.  BrightSource’s legal ownership interest in the project is 21.8%, as disclosed by NRG in its Form 10-K.

•                  NRG has consolidated Ivanpah under the voting interest model, which is consistent with BrightSource’s accounting, as they deconsolidated Ivanpah under the voting method.

•                  NRG notes that in accounting for the deconsolidation of Ivanpah, BrightSource has calculated a loss on the sale, which reflects the cash received and assets removed as well as the fair value of the interest remaining on BrightSource’s books.  In consolidating Ivanpah, NRG has applied the guidance in ASC 805, Business Combinations, and allocated the consideration transferred, recognizing the assets acquired, liabilities assumed and the noncontrolling interest as of the acquisition date.  NRG notes that BrightSource engaged a third party valuation firm to assist in valuing its remaining interest in the project.  BrightSource disclosed that “the fair value of Ivanpah HoldCo was determined to be $615.0 million as of the transaction date.”  We utilized a separate third party valuation specialist to assist us with our valuation, and as further detailed in our response above, determined the comparable fair value to be $548.5 million, which reflects $552.4 million of assets, net of $3.9 million of long-term liabilities.  The Company believes the variance is within a reasonable range and could be due to varying assumptions and different valuation approaches used.  NRG does not have access to BrightSource’s valuation, and does not believe it has a bearing on our accounting for the assets acquired, liabilities assumed and the noncontrolling interest as of the acquisition date.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact Ron Stark, Vice President and Chief Accounting Officer, at (609) 524-5122, Brian Curci, Assistant General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ KIRKLAND B. ANDREWS
Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:                                Jim Allegretto, Staff Accountant, Securities and Exchange Commission

Donna Di Silvio, Staff Accountant, Securities and Exchange Commission

Brian Curci, Esq., Assistant General Counsel, NRG Energy, Inc.

Ron Stark, Chief Accounting Officer, NRG Energy, Inc.